Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(To the Preliminary Prospectus	Registration Statement No. 333-223375
Supplement dated March 27, 2019)

$1,000,000,000

Term Sheet

5.500% Senior Notes due 2027

Pricing Term Sheet dated March 27, 2019 to the Preliminary Prospectus Supplement of MGM Resorts International dated March 27, 2019. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information therein to the extent it is inconsistent. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein and the use of proceeds with respect to the increased amount referred to herein will be as described below. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$1,000,000,000 aggregate principal amount, which constitutes an increase of $500,000,000 from the Preliminary Prospectus Supplement

Title of Securities:	5.500% Senior Notes due 2027 (the “Notes”)

Maturity:	April 15, 2027

Offering Price:	100.000%, plus accrued interest, if any, from April 10, 2019

Coupon:	5.500%

Yield to Maturity:	5.500%

Gross Proceeds:	$1,000,000,000

Net Proceeds to Issuer before Estimated Expenses:	$988,750,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2019

Record Dates:	April 1 and October 1

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at any time prior to January 15, 2027 (the date that is three months prior to the maturity date of the Notes), at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•  as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

The Issuer may redeem the Notes, in whole or in part, at any time on or after January 15, 2027 (the date that is three months prior to the maturity date of the Notes) at a redemption price of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Use of Proceeds:	We intend to use the net proceeds from this offering, together with other sources of funds, which may include cash on hand or borrowings under our revolving credit facility, to (i) repurchase up to $1.0 billion aggregate principal amount of our 2020 Notes that are tendered in the Tender Offers and (ii) pay transaction-related fees and expenses. Any excess net proceeds will be used for general corporate purposes, which could include refinancing existing indebtedness, paying dividends on our common stock or repurchasing our common stock in accordance with our share repurchase program. Pending such use, we may invest the net proceeds in short-term interest-bearing accounts, securities or similar investments.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
Fifth Third Securities, Inc.
Morgan Stanley & Co. LLC

Passive Joint Book-Running Manager:	BNP Paribas Securities Corp.

Co-Managers:	Citizens Capital Markets, Inc.
Credit Agricole Securities (USA) Inc.
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.
Capital One Securities, Inc.
Comerica Securities, Inc.

Trade Date:	March 27, 2019

Settlement Date:	April 10, 2019 (T+10)

The settlement date of the Notes is expected to be April 10, 2019, the 10th business day following the trade date (such settlement date being referred to as “T+10”). Under Rule 15c6-1 under the Securities and Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding seven business days will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

Distribution:	SEC Registered Offering

CUSIP Number:	552953 CF6

ISIN Number:	US552953CF65

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request by calling or emailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.